UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 8

OUTERWALL INC.

(Name of Subject Company)

OUTERWALL INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

690070107

(CUSIP Number of Class of Securities)

Donald R. Rench

Chief Legal Officer, General Counsel and Corporate Secretary

Outerwall Inc.

1800 114th Avenue S.E.

Bellevue, Washington 98004

(425) 943-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jens M. Fischer Lance W. Bass Perkins Coie LLP 1201 Third Avenue, Suite 4900 Seattle, Washington 98101-3099 (206) 359-8000	Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Outerwall Inc. (the “Company”) with the Securities and Exchange Commission on August 5, 2016 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Aspen Merger Sub, Inc. (“Outerwall Merger Sub”), a wholly owned subsidiary of Aspen Parent, Inc. (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.001 per share (the “Shares”), at a purchase price equal to $52.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Outerwall Merger Sub dated August 5, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 8. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Forward-Looking Statements”:

“Expiration of the Offer.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on September 22, 2016 (one minute after 11:59 p.m., New York City time, on September 22, 2016). Outerwall Merger Sub was advised by the depositary for the Offer, that, as of the Expiration Time, a total of 11,935,164 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 69.3% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,279,801 Shares, representing approximately 7.4% of the outstanding Shares.

The number of Shares tendered into the Offer (excluding Shares delivered pursuant to Notices of Guaranteed Delivery for which certificates were not yet delivered) satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied, Outerwall Merger Sub accepted for payment, and expects to pay for, all Shares validly tendered into and not withdrawn from the Offer on September 27, 2016.

As the final step of the Transactions, the Company, Parent and Outerwall Merger Sub expect to effect the Outerwall Merger under Section 251(h) of the DGCL, pursuant to which Outerwall Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent on September 27, 2016. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and any Shares owned by any stockholders who properly exercised and comply with their appraisal rights under the DGCL) will be converted automatically into and thereafter will represent only the right to receive the Merger Consideration, which is a cash amount per Share equal to the Offer Price, without interest and less any applicable withholding tax.

On September 23, 2016, affiliates of certain funds managed by affiliates of Apollo Global Management, LLC issued a press release announcing the expiration of the Offer and the acceptance of the Shares for payment. The full text of the press release is attached as Exhibit (a)(5)(L) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(K) as follows:

(a)(5)(L)	Text of Press Release dated September 23, 2016 announcing expiration of the Offer and the acceptance of the Shares for payment (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO, as amended (File Number 005-52865)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 23, 2016

OUTERWALL INC.

By:	/s/ Donald R. Rench
Name:	Donald R. Rench
Title:	Chief Legal Officer, General Counsel and Corporate Secretary